Exhibit 99.1

VEON files Form 20-F for year 2016 and unveils final dividend payment date

Amsterdam (3 April 2017) – VEON today filed its Annual Report on Form 20-F for the year ended 31 December 2016 (the “Form 20-F”) with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the Investor Relations section of the company’s website www.veon.com.

Reported net profit for the year ended 31 December 2016 has changed from USD 2,506 million as announced on 27 February 2017 to USD 2,420 million. The change is due to the company completing the purchase price allocation pertaining to the formation of the Joint Venture in Italy. International Financial Reporting Standards require having such purchase price allocations completed within 12 months after the date of completion of the transaction. As a result, the company has increased the depreciation and amortization expenses included in the share of results of joint ventures for the period of 5 November 2016 to 31 December 2016 by USD 86 million as compared to FY 2016 results announced on 27 February 2017. Consequently, the share of results of joint ventures for the period of 5 November 2016 to 31 December 2016 has changed from USD 145 million as announced on 27 February 2017 to USD 59 million. This non-cash adjustment had no impact on reported EBITDA.

On 27 February 2017, the company announced a dividend for the financial year ended 31 December 2016 for the aggregate amount of US 23 cents per share, of which US 3.5 cents paid as interim dividend in December 2016.

Today, VEON announced that the final dividend of US 19.5 cents per share is planned to be paid on 12 April 2017 through The Bank of New York Mellon.

Shareholders may request a hard copy of the Form 20-F, including VEON’s complete audited financial statements for the year ended 31 December 2016, free of charge, by contacting VEON’s Investor Relations Department at ir@veon.com.

About VEON

VEON, a NASDAQ-listed global provider of communications services, formerly known as VimpelCom, aspires to lead the personal internet revolution for more than 235 million customers it serves today, and many others in the years to come.

Follow us on Twitter @veondigital or visit our website @http://www.veon.com.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities’ Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “aspire,” “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar terms and phrases, including references to assumptions and forecasts of financial results. Similarly, statements herein that describe the Company’s business or financial strategy, outlook, objectives, plans, intentions or goals are forward-looking statements. The forward-looking statements included in this press release are based on management’s best assessment of the Company’s strategy, outlook, objectives, plans and its financial condition. These discussions involve risks and uncertainties. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date of this press release hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

Contact Information

Investor Relations	Media and Public Relations
Bart Morselt	Ben Novick
ir@veon.com	pr@veon.com
Tel: +31 20 79 77 200	Tel: +44 207 487 25 83

Frank Jansen
pr@veon.com
Tel: +31 20 575 40 24